================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2006

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                          COMMISSION FILE NUMBER 1-2328

                             ---------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                GATX CORPORATION
                             500 West Monroe Street
                          Chicago, Illinois 60661-3676
================================================================================

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................................................      3

FINANCIAL STATEMENTS:
      Statements of Assets Available for Benefits..........................................................      4
      Statements of Changes in Assets Available for Benefits...............................................      5

NOTES TO FINANCIAL STATEMENTS..............................................................................      6

SUPPLEMENTAL SCHEDULE I:
      Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............................     13

Other schedules required by Section 2520.103-10 of the Departments of Labor's Rules and Regulations for
Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE..................................................................................................     14

EXHIBIT INDEX..............................................................................................     15

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP
                                                        ---------------------
                                                        Ernst & Young LLP

June 19, 2007
Chicago, Illinois

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                                                 DECEMBER 31
                                                                              2006          2005
                                                                          ------------   ------------
ASSETS
Investments in mutual funds                                               $ 89,217,435   $ 78,276,144
Interest in Master Trust                                                    37,823,797     37,141,320
Interest in Collective Trust                                                27,276,315     27,721,073
Participant loans                                                            1,676,958      1,387,916
                                                                          ------------   ------------
Total investments                                                          155,994,505    144,526,453
Employer contribution receivable                                                43,997         54,028
                                                                          ------------   ------------
Assets available for benefits at fair value                                156,038,502    144,580,481
Adjustment from fair value to contract value for interest in collective
      trust relating to fully benefit-responsive investment contracts          327,046        412,391
                                                                          ------------   ------------
Assets available for benefits                                             $156,365,548   $144,992,872
                                                                          ============   ============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                                 YEARS ENDED DECEMBER 31
                                                                  2006            2005
                                                              -------------    -------------
ADDITIONS
Investment income
   Net investment gain from Master Trust                      $   8,061,836    $   8,065,186
   Net investment gain from mutual funds                          5,691,616        1,541,268
   Interest and dividend income                                   6,218,835        3,965,733
                                                              -------------    -------------
                                                                 19,972,287       13,572,187

Contributions from GATX                                           1,445,064        1,402,977
Participant salary deferrals                                      5,114,895        4,776,446
Rollover contributions                                              441,887          239,459
Transfer from GATX Hourly Employees Retirement Savings Plan         138,151           86,513
                                                              -------------    -------------
                                                                 27,112,284       20,077,582
DEDUCTIONS
Benefit payments                                                (15,733,280)     (11,918,866)
Administrative fee                                                   (6,328)          (4,442)
                                                              -------------    -------------
                                                                (15,739,608)     (11,923,308)
                                                              -------------    -------------
Net increase in plan assets                                      11,372,676        8,154,274
Assets available for benefits:
   Beginning of year                                            144,992,872      136,838,598
                                                              -------------    -------------
   End of year                                                $ 156,365,548    $ 144,992,872
                                                              =============    =============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 2006 and 2005

1. DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries, which adopt the Plan upon authorization by GATX. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year participants may make basic contributions of 1% to 50% of eligible pre-tax compensation, as defined in the Plan (as defined) and catch up contributions of 1% to 25% of eligible pre-tax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, the Company contributes on behalf of the participant a matching contribution of $0.50 for each $1.00 contributed by the participant, up to 6% of the participant's eligible compensation. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited semimonthly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of the GATX Stock Fund, which is held in a Master Trust, the Fidelity Managed Income Portfolio II (the Fidelity MIP Fund), which is a common collective trust, and selected mutual fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or an annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

2. SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board issued a Staff Position, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investments contracts in plan financial statements. The FSP requires that investments in common collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has reclassified the 2005 Statement of Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's assets available for benefits or changes in asset available for benefits, as such investments have historically been presented at contract value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The GATX Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of shares of GATX common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades into and out of the Fund. The value of a unit reflects the combined market value of GATX common stock and the cash investments held by the Fund. At December 31, 2006, 1,495,603 units were outstanding with a value of $25.29 per unit. At December 31, 2005, 1,798,611 units were outstanding with a value of $20.65 per unit. Participant loans are valued at their outstanding balances, which approximate fair value.

The Fidelity MIP Fund contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Accordingly, the Plan's investment in units of the Fidelity Fund is presented at fair value in the Statements of Assets Available for Benefits, with an adjustment to its contract value separately disclosed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRIBUTIONS

Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.

3. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Except for investments held in the Master Trust (see Note 5), the Plan held the following individual investments at fair value representing 5% or more of the Plan's assets:

                                                        DECEMBER 31
                                                    2006          2005
                                                 -----------   -----------
Fidelity Managed Income Portfolio II             $27,276,315   $27,721,073
Spartan U.S. Equity Index Fund                    22,899,433    22,740,286
Fidelity Equity-Income Fund                       15,436,395    13,312,560
PIMCO Total Return Fund - Institutional Class      9,717,770            --
Putnam Voyager Fund A                              7,659,828     9,001,648
PIMCO Total Return Fund - Administrative Class            --     7,513,775
Vanguard Extended Market Index Fund                7,187,136     6,119,719
Fidelity Diversified International Fund            6,803,237             *

---------
*  Below 5% of Plan's assets.

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

5. MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's interest in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2006 and 2005.

A summary of the net assets and the changes in net assets of the Master Trust is as follows:

                                                           DECEMBER 31
                                                       2006             2005
                                                    ------------    ------------
ASSETS
GATX common stock                                   $ 39,096,892    $ 38,256,882
Cash                                                     192,746         208,683
Other receivables                                         27,204          41,572

LIABILITIES
Other payables                                          (162,661)       (256,378)
                                                    ------------    ------------
Net assets                                          $ 39,154,181    $ 38,250,759
                                                    ============    ============

                                                      YEARS ENDED DECEMBER 31
                                                       2006           2005
                                                   ------------    ------------
ADDITIONS
Transfers in from participating plans              $  6,584,965    $  5,208,322
Interest and dividend income                            904,375         892,435
                                                   ------------    ------------
                                                      7,489,340       6,100,757
DEDUCTIONS
Transfers out to participating plans                (13,989,267)    (10,218,102)

Net realized and unrealized appreciation in fair
   value of common stock                              7,403,349       7,396,504
                                                   ------------    ------------
Net increase in trust assets                            903,422       3,279,159
Net assets at beginning of year                      38,250,759      34,971,600
                                                   ------------    ------------
Net assets at end of year                          $ 39,154,181    $ 38,250,759
                                                   ============    ============

The Plan held a 96.6% and 97.1% interest in the Master Trust as of December 31, 2006 and 2005, respectively.

        GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant-directed and nonparticipant-directed investments, is as follows:

                                                                DECEMBER 31
                                                             2006          2005
                                                          -----------   -----------
Investment, at fair value:
   Interest in the GATX Stock Fund                        $37,823,797   $37,141,320
                                                          ===========   ===========

                                                            YEARS ENDED DECEMBER 31
                                                             2006           2005
                                                          -----------    -----------
Changes in net assets:
   Company contributions                                  $   496,598    $   899,259
   Participant contributions                                  542,844        427,443
   Rollover contributions                                       1,173         34,870
   Interest and dividend income                               874,021        866,633
   Net realized and unrealized appreciation
     in fair value of common stock                          7,187,815      7,198,553
   Benefits paid                                           (4,358,860)    (2,608,586)
   Net interfund transfers                                 (3,970,900)    (3,771,236)
   Other                                                      (90,214)        14,310
                                                          -----------    -----------
                                                          $   682,477    $ 3,061,246
                                                          ===========    ===========

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500.

                                                             YEARS ENDED DECEMBER 31
                                                              2006             2005
                                                          -------------    -------------
Assets available for benefits at fair value, per the
   financial statements                                   $ 156,038,502    $ 144,580,481
Amount receivable from employer contributions                   (43,997)         (54,028)
                                                          -------------    -------------
Assets available for benefits per Form 5500, Schedule H   $ 155,994,505    $ 144,526,453
                                                          =============    =============

        GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN

8. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9. RELATED PARTY

The Plan invests in GATX common stock. GATX is the Plan's sponsor, and, therefore, such investments are party-in-interest transactions.

                                                                  EIN 36-1124040
                                                                       Plan #002

                                   SCHEDULE I
           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
               FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                DECEMBER 31, 2006

                                                    DESCRIPTION OF           SHARES/     CURRENT
  IDENTITY OF ISSUER/DESCRIPTION OF ISSUE             INVESTMENT              UNITS       VALUE
------------------------------------------------   ----------------           -------   -----------
Fidelity Management Trust Company:

   Spartan U.S. Equity Index Fund                    Mutual Fund              456,346   $22,899,433
   Fidelity Equity-Income Fund*                      Mutual Fund              263,645    15,436,395
   PIMCO Total Return Fund - Institutional Class     Mutual Fund              936,201     9,717,770
   Putnam Voyager Fund A                             Mutual Fund              418,341     7,659,828
   Vanguard Extended Market Index Fund               Mutual Fund              185,714     7,187,136
   Fidelity Diversified International Fund*          Mutual Fund              184,120     6,803,237
   Templeton Foreign Fund A                          Mutual Fund              406,004     5,537,900
   Blackrock Aurora Fund - Institutional Class       Mutual Fund              167,328     4,902,724
   Fidelity Freedom 2020 Fund*                       Mutual Fund              126,627     1,966,519
   Delaware Trend Fund - Institutional Class         Mutual Fund               86,491     1,855,235
   Fidelity Freedom 2030 Fund*                       Mutual Fund               92,566     1,483,827
   Fidelity Freedom Income Fund*                     Mutual Fund              115,937     1,337,912
   Fidelity Freedom 2010 Fund*                       Mutual Fund               85,137     1,244,707
   Fidelity Freedom 2040 Fund*                       Mutual Fund              109,127     1,034,524
   Fidelity Freedom 2000 Fund*                       Mutual Fund               12,062       150,288
                                                                                        -----------
                                                                                         89,217,435

   Fidelity Managed Income Portfolio II*        Collective Trust           27,603,361    27,276,315

   Participant loans (5% to 11% interest
rates, various maturities)*                                                               1,676,958

--------------
* Party-in-interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                    GATX CORPORATION SALARIED
                                                      EMPLOYEES RETIREMENT
                                                          SAVINGS PLAN
                                                       (Name of the Plan)

                                                   /s/ James  M. Conniff
                                                   -----------------------------
                                                   James M. Conniff
                                                   Plan Administrator
Date: June 29, 2007

                                  EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

EXHIBIT
-------
23.1    Consent of Independent Registered Public Accounting Firm